UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Lanvin Group Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G5380J100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. G5380J100

1.	Name of Reporting Person: Meritz Securities Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 19,050,381

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 19,050,381

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,050,381

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9): 13.1%*

* The percent of the class reported is based on 145,021,452 Ordinary Shares of the Issuer outstanding as of December 14, 2023, as set forth in the Issuer’s Form 6-K, filed on December 15, 2023.

12.	Type of Reporting Person (See Instructions): FI

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: Lanvin Group Holdings Limited

Item 1. (b)	Address of Issuer's Principal Executive Offices: 4F, 168 Jiujiang Road Carlowitz & Co, Huangpu District Shanghai, 200001, China

Item 2. (a)	Names of Person Filing: Meritz Securities Co., Ltd.

Item 2. (b)	Address of Principal Business Office or, if none, Residence: Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07326

Item 2. (c)	Citizenship: Republic of Korea

Item 2. (d)	Title of Class of Securities: Ordinary Shares, par value $0.000001 per share

Item 2. (e)	CUSIP Number: G5380J100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☒ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Schedule 13G	Page 4 of 5

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: Meritz Securities Co., Ltd. is a broker entity, authorized by the Financial Services Commission in the Republic of Korea which is comparable to the regulatory scheme applicable to a broker covered in Item 3(a) above.

Item 4.	Ownership

Item 4. (a)	Amount Beneficially Owned: Meritz Securities Co., Ltd. beneficially owns 19,050,381 Ordinary Shares, par value $0.000001 per share (the "Shares").

Item 4. (b)

Percent of Class:

The Shares represent approximately 13.1% of the Issuer's Ordinary Shares outstanding, based on 145,021,452 Ordinary Shares of the Issuer outstanding as of December 14, 2023, as set forth in the Issuer’s Form 6-K, filed on December 15, 2023.

Item 4. (c)

Number of shares as to which such person has:

Meritz Securities Co., Ltd. has sole voting power and sole dispositive power in respect of 19,050,381 Ordinary Shares representing 13.1% of the Issuer's Ordinary Shares outstanding. Meritz Securities Co., Ltd. has shared voting power and shared dispositive power in respect of 0 Ordinary Shares representing 0% of the Issuer's Ordinary Shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

(b) By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker entity authorized by the Financial Services Commission in the Republic of Korea is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

MERITZ SECURITIES CO., LTD.

By:	/s/ Chang Wonjae
Name:	Chang Wonjae
Title	CEO